EXHIBIT 99.1

Crucell Hires Redington, Inc. to Expand its Reach and Raise Awareness in the US Investment Community

LEIDEN, The Netherlands, Aug. 28, 2003 (PRIMEZONE) -- In an effort to expand its reach and raise awareness in the US investment community, Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) today announced it has retained Redington, Inc., Westport, CT, as its US financial communications counselors and investor relations firm. With specific expertise in emerging life sciences companies, Redington will assist Crucell in developing and managing investor relations programs aimed at broadening awareness of the company among US institutions, securities analysts, brokers and retail investors.

Redington programs on behalf of Crucell will include market road shows and investor meetings in principal financial centers across America.

Redington provides a number of services to build relationships between its publicly traded clients and the investment community. Its programs address the risk portion of allocated investment accounts, working with institutional portfolio managers, wealth managers and transactional brokers at private equity groups, mutual funds, national wire houses and regional brokerages.

Redington's programs for Crucell will include a series of presentations in key US cities and various services of the Redington Investor Contact Unit. Crucell and Redington will commence with the formal launch of their joint mission to raise awareness in the US investor community in September 2003 and will continue to do so throughout 2003 and 2004.

"Despite strong ties in the US pharmaceutical and biotechnology industry we continue to be viewed by the US investor community as a foreign listed company. We owe this additional effort to raise Crucell's visibility in the US financial markets to our loyal shareholders base, both in the US and Europe. We believe that an increased awareness of the enormous potential of Crucell's technology and product candidates will heighten the interest in Crucell and entice new shareholders to invest in the company," said Leonard Kruimer, Chief Financial Officer of Crucell.

"We are looking forward to working with Crucell to ensure that the company receives the broader attention for its new manufacturing technology and vaccine programs. By presenting this high potential company to our relationships in the financial community and to the broader market, we are hopeful that that our enthusiasm will be shared by many new US investors over the coming period," said Thomas Redington, President of Redington, Inc. "We believe investors seeking gains from the promise of biotechnology will find Crucell an attractive and compelling way to pursue their goals."

About Crucell

Crucell N.V. is committed to improving public health through the development of vaccines and antibodies that prevent or treat infectious diseases. Crucell develops vaccines and licenses its PER.C6(TM) production technology to companies in the pharmaceutical and biotechnology industry. The company's licensees include Merck & Co., Inc. for its HIV vaccine, Novartis, GSK, Centocor/J&J and Aventis. The company has an alliance with DSM Biologics to produce monoclonal antibodies and recombinant proteins. Crucell has partnered with the US National Institutes of Health (NIH) for the development of an Ebola vaccine. Crucell is also developing a human and veterinary West Nile vaccine based on PER.C6(TM). Crucell is headquartered in Leiden, The Netherlands, and is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

About Redington

Redington, Inc. is a financial communications and investor relations firm with a specialty practice for emerging life sciences companies. It provides a full range of communications and corporate services, including message development, presentation structure and content, market road shows, editorial products including executive speeches, news releases, investor literature and annual reports, media relations, institutional and analyst introductions, and broker relationship management. Life sciences companies for which it helped develop broader investment community sponsorship include Amgen, Calgene, Elan, Celgene and Medarex. For more information visit www.redingtoninc.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the pdf version of this release, please click on the following attachment: http://reports.huginonline.com/915382/122345.pdf

CONTACT:  Crucell N.V.
          Leonard Kruimer
          Chief Financial Officer
          Tel. +31-(0)71-524 8722
          l.kruimer@crucell.com

          Louise Dolfing
          Communications Manager
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com